SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: May 2021 (Report No. 2)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on May 20, 2021, titled “Nano Dimension Reports 2021 First Quarter Financial Results with CEO Letter to Shareholders.”

The first two paragraphs and the sections titled “First Quarter 2021 Financial Results,” “Balance Sheet Highlights,” and “Forward-Looking Statements” and the IFRS financial statements in the press release are incorporated by reference into the registration statements on Form F-3 (File No. 333-233905 and 333-251155) and Form S-8 (File No. 333-214520 and 333-248419) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Nano Dimension Ltd. on May 20, 2021, titled “Nano Dimension Reports 2021 First Quarter Financial Results with CEO Letter to Shareholders.”

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: May 20, 2021	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

2